July 29, 2025

Yunwu Li
Chief Executive Officer
CDT Environmental Technology Investment Holdings Limited
C1, 4th Floor, Building 1, Financial Base, No. 8 Kefa Road
Nanshan District, Shenzhen, China 518057

       Re: CDT Environmental Technology Investment Holdings Limited
           Form 20-F for the Fiscal Year ended December 31, 2024
           Filed May 15, 2025
           File No. 001-42007
Dear Yunwu Li:

       We have reviewed your filing and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 20-F for the Fiscal Year ended December 31, 2024
Financial Statements
Report of Independent Registered Public Accounting Firm, page F-2

1. We note that the audit report on page F-2 indicates the audits were conducted in accordance with the standards of the PCAOB though also in accordance with auditing standards generally accepted in the United States of America.

       Please discuss this language with Enrome LLP, as the reference to auditing standards generally accepted in the United States of America is no longer appropriate or necessary. This was addressed in our Commission Guidance Regarding the Public
       Company Accounting Oversight Board's Auditing and Related Professional Practice
       Standard No. 1 (Release Nos. 33-8422; 34-49708; FR-73), effective May 14, 2004.

       Please obtain and file a revised audit opinion from the auditor that adheres to the guidance in PCAOB Auditing Standard 3101, including paragraph 09(c). July 29, 2025
Page 2

Note 4 - Accounts receivable, net, page F-21

2. We note your comparison of "days sales outstanding" on page 68, indicating an increase to 455 for 2024, from 262 in 2023, and details regarding the allowance for credit losses on page F-11, indicating an increase to $9.3 million at the end of 2024 from about $3.0 million a year earlier. We also note that your allowance is about 31%
       of 2024 revenues of $29.8 million, and that you have disclosure on page 67 explaining that a $23.1 million increase in accounts receivable during 2024 was "primarily due to a longer collection cycle" which you attribute to "delays in the government billing approval process" resulting from economic downturn in the PRC.

       Please provide us with further details regarding the activity reflected in the accounts receivable balance reported on page F-3, showing an increase of 55% compared to the end of the prior year, and resulting in a balance that is 152% of total revenues for the year. For example, clarify the extent of any material concentrations related to specific customers or groups of customers and describe any irregularity in the pattern of accumulating balances over the course of the year. Also provide us with an accounts receivable aging schedule as of December 31, 2024, delineated between the government and non-government customers.

       Please explain to us how you applied FASB ASC 606-10, subparagraphs 25-1(e), 55-
       3A through 55-3C, and 25-5 through 25-7, in assessing the probability that you would collect substantially all of the consideration to which you were entitled under the contracts with customers, in determining that all criteria for initial recognition had been met, and if this can be shown, also explain how you considered the delays in collection in concluding that year-end balances were recoverable.

3. We note your disclosure on page 69 regarding the aging method applied in determining your allowance for doubtful accounts, explaining that you apply
       "incremental ratios" of 15%, 25%, and 100% of accounts having outstanding balances aged between 270 days and one year, one year and two years, and beyond two years, respectively. Please explain to us how you developed these default rates and clarify whether the policy is uniformly applied to all customer classes and, if this is the case, also explain to us how you assessed the credit risk profiles of the various customer groups in determining that a uniform rate for all customers would be appropriate.

Exhibits

4.     We note that you list certifications for Exhibits 12.1, 12.2, 13.1 and
13.2 and indicate
       these were furnished with the report, although this does not appear to be the case. Please amend your filing to include the certifications prescribed in paragraphs
       12 and 13 of the Instructions As To Exhibits for Item 19 of Form 20-F. Please ensure that the certifications refer to the appropriate filing and are currently dated.
 July 29, 2025
Page 3

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please contact Yolanda Guobadia at 202-551-3562 or Robert Babula at 202-551-3339
if you have questions regarding comments.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Energy &
Transportation
cc:   Clayton Parker